UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

1847 HOLDINGS LLC
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

28252B804
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	28252B804

1.	NAMES OF REPORTING PERSONS Leonite Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER	34,419
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER	34,419
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,419
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.84%(1)
12.	TYPE OF REPORTING PERSON PN

(1)

Based on 4,079,137 common shares of the Issuer outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

CUSIP No.	28252B804

1.	NAMES OF REPORTING PERSONS Leonite LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER	2,954
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER	2,954

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,954
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.07%(1)
12.	TYPE OF REPORTING PERSON PN

(2)

Based on 4,079,137 common shares of the Issuer outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

CUSIP No.	28252B804

1.	NAMES OF REPORTING PERSONS Avi Geller
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER	37,373
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER	37,373

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,373
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.92%(1)
12.	TYPE OF REPORTING PERSON IN

(3)

Based on 4,079,137 common shares of the Issuer outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

CUSIP No.	28252B804

Item 1.

(a)	Name of Issuer: 1847 Holdings LLC

(b)	Address of Issuer’s principal executive offices: 590 Madison Avenue, 21st Floor, New York, NY 10022

Item 2.

(a)

Name of person filing:

This statement is being jointly filed by Leonite Capital LLC, a Delaware limited liability company (“Leonite Capital”), Leonite LLC, a Delaware limited liability company (“Leonite”), and Avi Geller, an individual (together, the “Reporting Persons”).

(b)	Address of the principal business office or, if none, residence: The principal business address of each Reporting Person is 1 Hillcrest Center Dr, Suite 232, Spring Valley, NY 10977.

(c)	Citizenship: Leonite Capital is a Delaware limited liability company Leonite is a Delaware limited liability company Mr. Geller is a United States citizen.

(d)	Title of class of securities: Common Shares

(e)	CUSIP No.: 28252B804

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No.	28252B804

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Leonite Capital is the record holder of 34,419 common shares of the Issuer.

(b)

Percent of class:

The 34,419 common shares represent approximately 0.84% of the Issuer’s outstanding common based on 4,079,137 common shares of the Issuer outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or to direct the vote:	34,419

	(iii)	Sole power to dispose or to direct the disposition of:	0

	(iv)	Shared power to dispose or to direct the disposition of:	34,419

(a)	Amount beneficially owned: Leonite is the record holder of 2,954 common shares of the Issuer.

(b)

Percent of class:

The 2,954 common shares represent approximately 0.07% of the Issuer’s outstanding common shares based on 4,079,137 common shares of the Issuer outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	2,954
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	2,954

(a)

Amount beneficially owned:

Mr. Geller is the Chief Investment Officer of Leonite Capital and Leonite and has sole voting and dispositive power over the 37,373 common shares held by them. As a result, Mr. Geller may be deemed to be an indirect beneficial owner of the shares held directly by Leonite Capital and Leonite. Mr. Geller disclaims beneficial ownership in such shares, except to the extent of his pecuniary interest therein.

(b)

Percent of class:

The 37,373 common shares represent approximately 0.92% of the Issuer’s outstanding common shares based on 4,079,137 common shares of the Issuer outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	37,373
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	37,373

CUSIP No.	28252B804

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Attached as Exhibit 1 hereto is a Joint Filing Agreement executed by each of the Reporting Persons.

CUSIP No.	28252B804

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023	Leonite Capital LLC

	By:	/s/ Avi Geller
	Name:	Avi Geller
	Title:	Chief Investment Officer

Leonite LLC

	By:	/s/ Avi Geller
	Name:	Avi Geller
	Title:	Chief Investment Officer

/s/ Avi Geller
Avi Geller

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common shares of 1847 Holdings LLC, and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13G, and for the completeness and accuracy of the information concerning him, her, or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she, or it knows or has reason to believe that such information is inaccurate

Dated: February 14, 2023	Leonite Capital LLC

	By:	/s/ Avi Geller
	Name:	Avi Geller
	Title:	Chief Investment Officer

Leonite LLC

	By:	/s/ Avi Geller
	Name:	Avi Geller
	Title:	Chief Investment Officer

/s/ Avi Geller
Avi Geller